BELLA PETRELLA’S HOLDINGS, INC.

12501 Lake Hills Drive
Riverview, Florida 33569
516-375-6649

February 3, 2011

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Attn:  Mr. H. Roger Schwall
Assistant Director
and
Sirimal R. Mukerjee
Division of Corporation Finance

Re:	Bella Petrella’s Holdings, Inc.
Registration Statement on Form S-1 Request for acceleration Amendment No. 4 filed February 3, 2011 File No. 333-169145

Ladies and Gentlemen:

Pursuant to § 230.461 of the General Rules and Regulations under the Securities Act of 1933 (“Act”), Bella Petrella’s Holdings, Inc., by its undersigned officer, duly authorized hereunto, requests that the above referenced registration statement be declared effective, by the staff of the Commission, acting pursuant to delegated authority, on Monday, February 7, 2011 at 11:30 a.m., Eastern Standard Time, or as soon thereafter as practicable.  Please be advised that the registrant is aware of its obligations under the Act.

The offering to be made by the included prospectus does not have a managing, principal or other underwriter.  And, accordingly, no review of compensation which may be paid to or any other arrangements which may be made with other broker dealers who may participate in the distribution, as described in the registration statement, is  required or has been made by the [Financial Industry Regulatory Authority] National Association of Securities Dealers, Inc.

Thank you for your attention to this matter and your advice regarding the date and time the registration statement is declared effective.

Very truly yours,

/s/ John V. Whitman, Jr.

John V. Whitman, Jr.
Chief Executive Officer